Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Alamos Gold Inc.

130 Adelaide Street West

Suite 2200

Toronto, ON M5H 3P5

Alamos Gold Inc. (as predecessor to Alamos Gold Inc.)

130 Adelaide Street West

Suite 2200

Toronto, ON M5H 3P5

AuRico Gold Inc. (as predecessor to Alamos Gold Inc.)

110 Yonge Street

Suite 1601

Toronto, ON M5C 1T4

AuRico Metals Inc.

110 Yonge Street

Suite 1601

Toronto, ON M5C 1T4

Item 2:	Date of Material Change

July 2, 2015

Item 3:	News Release

A news release with respect to the material change referenced in this report was disseminated on July 2, 2015 by Alamos Gold Inc. (“Amalco”) via Marketwired and AuRico Metals Inc. (“AuRico Metals”) via CNW Newswire and a copy was subsequently filed on SEDAR at www.sedar.com. A copy of the news release is attached to this report.

Item 4:	Summary of Material Change

On July 2, 2015, Alamos Gold Inc. (a predecessor entity to Amalco, “Alamos”) and AuRico Gold Inc. (a predecessor entity to Amalco, “AuRico”) successfully completed their previously announced arrangement under the Business Corporations Act (Ontario) to merge the two companies (the “Arrangement”), in accordance with an arrangement agreement dated April 12, 2015 (the “Arrangement Agreement”).

Item 5:	Full Description of Material Change

5.1	Full Description of Material Change

On July 2, 2015, in accordance with the Arrangement Agreement, Alamos and AuRico completed the Arrangement, resulting in the creation of a combined company, Amalco.

The Arrangement was approved by approximately 90.5% of the shareholders of Alamos (“Alamos Shareholders”) and approximately 98.84% of the shareholders of AuRico (“AuRico Shareholders”) who voted at special meetings of Alamos and AuRico, respectively, each held on June 24, 2015. The Arrangement also received the approval of a majority of shareholders of each of Alamos and AuRico excluding the votes held by certain parties who may receive a collateral benefit under the Arrangement. The Arrangement was approved on June 26, 2015 by the Ontario Superior Court of Justice (Commercial List).

As part of the Arrangement, certain assets of AuRico were transferred to AuRico Metals, as more particularly described in the joint management information circular of AuRico and Alamos dated May 22, 2015. Amalco retained an equity interest of approximately 4.9% in AuRico Metals and the remaining shares of AuRico Metals were distributed approximately 50% each to former Alamos Shareholders and AuRico Shareholders.

Former Alamos Shareholders ultimately received, for each Alamos share held, 1 Class A common share of Amalco (“Class A Share”), 0.4397 of an AuRico Metals common share (“AuRico Metals Share”) and US$0.0001 in cash. Former AuRico Shareholders ultimately received, for each AuRico share held, 0.5046 of a Class A Share and 0.2219 of an AuRico Metals Share.

The Class A Shares will be listed on the Toronto Stock Exchange (TSX”) and the New York Stock Exchange (“NYSE”) effective July 6, 2015 and the common shares of AuRico and the common shares of Alamos will be de-listed from the TSX and the NYSE at the time of such listing. Pursuant to the Arrangement, outstanding warrants to purchase common shares of Alamos (the “Alamos Warrants”) were exchanged for Warrants to purchase Class A Shares (the “Amalco Warrants”). The Amalco Warrants will also be listed on the TSX and the Alamos Warrants will be correspondingly delisted. The AuRico Metals Shares will be listed on the TSX for trading on July 6, 2015.

Pursuant to section 4.9 of National Instrument 51-102, we provide the following additional information:

Name of each party, if any that ceased to be a reporting issuer subsequent to the Arrangement and of each continuing entity:

Each of Alamos and AuRico ceased reporting as separate entities on SEDAR and will continue as one reporting issuer through Amalco. Each of Amalco and AuRico Metals are reporting issuers following the Arrangement.

Date of the reporting issuers’ first financial year end subsequent to the Arrangement:

Each of Amalco’s and AuRico Metals’ first financial year end subsequent to the Arrangement will be December 31, 2015.

The periods, including the comparative periods, if any, of the interim and annual financial statements required to be filed for the reporting issuer’s first financial year after the Arrangement.

Amalco’s first financial year-end after becoming a reporting issuer will be for the period ended December 31, 2015 (as compared with the twelve months ended December 31, 2014). Amalco’s first interim financial statements that it will be required to file after it becomes a reporting issuer will be for the three and six month interim periods ending June 30, 2015 (as compared with the three and six month interim periods ended June 30, 2014) (the “June 30 Interim Period”) and the three and nine month interim periods ending September 30, 2015 (as compared with the three and nine month periods ended September 30, 2014) (the “September 30 Interim Period”). As Alamos and AuRico existed as predecessor entities to Amalco for the June 30 Interim Period, Amalco will file interim financial statements for each of Alamos and AuRico for the June 30 Interim Period and for Amalco for the September 30 Interim Period.

AuRico Metals’ first financial year-end after becoming a reporting issuer will be for the period ended December 31, 2015. AuRico Metals’ first interim financial statements that it will be required to file after it becomes a reporting issuer will be for the three month interim period ending June 30, 2015 and the three month interim period ending September 30, 2015. AuRico Metals was incorporated on May 7, 2015 and therefore will not have any comparative periods in these statements.

Documents filed under NI 51-102 that describe the Arrangement and where those documents can be found in electronic format:

In addition to the information provided in the Material Change Report, the following documents contain information pertaining to the Arrangement:

Documents	Location of Filing

Press release of Alamos and AuRico in respect of the Arrangement Agreement dated April 13, 2015, filed on SEDAR on April 13, 2015	SEDAR profile of Alamos and AuRico

Press release of AuRico in respect of the private placement required under the Arrangement Agreement dated April 20, 2015, filed on SEDAR on April 20, 2015	SEDAR profile of AuRico

Press release of Alamos in respect of the private placement required under the Arrangement Agreement dated April 20, 2015, filed on SEDAR on April 20, 2015	SEDAR profile of Alamos

Arrangement Agreement dated April 12, 2015, filed on SEDAR on April 22, 2015	SEDAR profile of Alamos and AuRico

Voting and Support Agreements dated April 12, 2015, filed on SEDAR on April 22, 2015	SEDAR profile of Alamos and AuRico

Material Change Report of AuRico dated April 22, 2015, filed on SEDAR on April 22, 2015	SEDAR profile of AuRico

Material Change Report of Alamos dated April 22, 2015, filed on SEDAR on April 22, 2015	SEDAR profile of Alamos

Press release of AuRico in respect of the conversion of the 3.50% Convertible Senior Notes due 2016 dated May 18, 2015, filed on SEDAR on May 19, 2015	SEDAR profile of AuRico

Press release of AuRico and Alamos in respect of receipt of interim court order, special meetings of shareholders and mailing of information circular dated May 22, 2015, filed on SEDAR on May 22, 2015	SEDAR profile of Alamos and AuRico

Notice of Meeting and information circular dated May 22, 2015, filed on SEDAR on May 29, 2015	SEDAR profile of Alamos and AuRico

Form of proxy dated May 22, 2015, filed on SEDAR on May 29, 2015	SEDAR profile of AuRico

Documents	Location of Filing

Form of proxy dated May 22, 2015, filed on SEDAR on May 29, 2015	SEDAR profile of Alamos

Amendment No. 1 to the Plan of Arrangement dated May 22, 2015, filed on SEDAR on June 3, 2015	SEDAR profile of Alamos and AuRico

Certificate re dissemination to shareholders dated June 8, 2015, filed on SEDAR on June 9, 2015	SEDAR profile of AuRico

Certificate re dissemination to shareholders dated June 2, 2015, filed on SEDAR on June 9, 2015	SEDAR profile of Alamos

Press release of AuRico and Alamos regarding the recommendation of proxy advisory firms dated June 11, 2015 and filed on SEDAR on June 11, 2015	SEDAR profile of Alamos and AuRico

Press release of AuRico and Alamos regarding the withdrawal of the proposed AuRico Metals employee share purchase plan dated June 14, 2015 and filed on SEDAR on June 15, 2015	SEDAR profile of Alamos and AuRico

Press release of AuRico and Alamos regarding shareholder approval of the arrangement agreement dated June 24, 2015 and filed on SEDAR on June 24, 2015	SEDAR profile of Alamos and AuRico

Report of voting results dated June 24, 2015 and filed on SEDAR on June 24, 2015	SEDAR profile of AuRico

Report of voting results dated June 24, 2015 and filed on SEDAR on June 24, 2015	SEDAR profile of Alamos

Amendment No. 2 to the Plan of Arrangement dated June 24, 2015, filed on SEDAR on June 26, 2015	SEDAR profile of Alamos and AuRico

Press release of AuRico and Alamos regarding receipt of final court order dated June 26, 2015 and filed on SEDAR on June 26, 2015	SEDAR profile of Alamos and AuRico

Press release of Amalco and AuRico Metals regarding closing of the Arrangement dated July 2, 2015 and filed on SEDAR on July 2, 2015	SEDAR profile of Alamos, AuRico, Amalco and AuRico Metals

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

The following is the name and telephone number of an executive officer of Amalco who is knowledgeable about the material change and this report:

Contact:	Jamie Porter
Telephone No.:	416-368-9932

The following is the name and telephone number of an executive officer of AuRico Metals who is knowledgeable about the material change and this report:

Contact:	Chris Richter
Telephone No.:	416-216-2780

Item 9:	Date of Report

July 2, 2015

PRESS RELEASE

ALAMOS AND AURICO METALS ANNOUNCE COMPLETION OF MERGER

Toronto: July 2, 2015: Alamos Gold Inc. (“Alamos”) (TSX/NYSE: AGI) and AuRico Metals Inc. (“AuRico Metals”) (TSX: AMI) are pleased to announce the completion of the previously announced arrangement (“Arrangement”) involving Alamos Gold Inc. (a predecessor to Alamos) (“Former Alamos”) (TSX/NYSE: AGI) and AuRico Gold Inc. (a predecessor to Alamos) (“Former AuRico”) (TSX/NYSE: AUQ). Pursuant to the Arrangement, Former Alamos and Former AuRico amalgamated to form Alamos, and certain assets of Former AuRico, including the Kemess project, certain royalties and cash, were transferred to AuRico Metals. Approximately 95.1% of the common shares of AuRico Metals (“AuRico Metals Shares”) were distributed to Former Alamos and Former AuRico shareholders. Following completion of the Arrangement, Alamos holds an equity interest of approximately 4.9% in AuRico Metals.

Under the terms of the Arrangement, each Former Alamos share held was ultimately exchanged for 1 Class A common share of Alamos (“Class A Shares”), US$0.0001 in cash, and 0.4397 AuRico Metals Shares, and each Former AuRico share held was ultimately exchanged for 0.5046 Class A Shares and 0.2219 AuRico Metals Shares. Upon closing, Alamos has approximately 255,505,000 Class A Shares outstanding with Former Alamos and Former AuRico shareholders each owning approximately 50% and AuRico Metals has approximately 118,120,000 shares outstanding with Former Alamos and Former AuRico shareholders each owning approximately 50% of the shares not held by Alamos.

It is anticipated that Alamos will commence trading on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”) under the symbol “AGI” and AuRico Metals will commence trading on the TSX under the symbol “AMI” on July 6, 2015. Former Alamos and Former AuRico shares will be delisted from the TSX and NYSE that same day.

“The completion of the merger has transformed Alamos into a leading intermediate producer. With diversified gold production from three North American mines, a portfolio of low-cost development projects in safe jurisdictions, and one of the strongest balance sheets of our peer group, we look forward to creating significant long term value for our shareholders” said John A. McCluskey, President and Chief Executive Officer of Alamos.

“We are very happy to bring the transformative Alamos-AuRico merger to fruition as we believe the new company will be a stand-out performer in the intermediate gold producer space. Completion of the merger also marks the inception of a new company, AuRico Metals, formed around a portfolio of high quality producing gold royalties and the advanced Kemess project. We are very excited to get behind this new vehicle as we strive to deliver sustained value creation for our shareholders,” added Scott Perry, Executive Chairman of AuRico Metals.

Termination of Dividend Reinvestment and Share Purchase Plan

In connection with the completion of the Arrangement, the boards of directors of Former Alamos and Former AuRico approved the termination of the existing dividend reinvestment and share purchase plans of Former Alamos and Former AuRico, respectively. Upon termination of these plans, all whole shares of Former Alamos and Former AuRico held on behalf of participants under the plans were exchanged for Class A Shares, cash and AuRico Metals Shares in accordance with the Arrangement and as described above. All entitlements to fractional shares of Former Alamos or Former AuRico under these plans will be paid to plan participants as cash in accordance with the terms of the plans.

Participants seeking further information with respect to their entitlements under the Former Alamos and Former AuRico dividend reinvestment and share purchase plan may contact the plan agent, Computershare Trust Company of Canada. Alamos expects to announce the implementation of a new dividend reinvestment plan in the near future.

Page | 1

Amendment and Restatement of Shareholder Rights Plan

The board of directors of Alamos has approved the amendment and restatement of the amended and restated shareholders rights plan agreement dated May 13, 2013 between Former AuRico and Computershare Investor Services Inc. (“Rights Plan”). The amendment and restatement of the Rights Plan does not require shareholder approval in accordance with its terms, and was intended to reflect clerical changes resulting from the amalgamation of Former AuRico and Former Alamos pursuant to the Arrangement. A copy of the amended and restated Rights Plan will be posted on SEDAR.

Audit Committee

In connection with the completion of the Arrangement, the board of directors of Alamos appointed an audit committee composed of four directors, Paul Murphy (Chair), David Fleck, Ronald Smith and Patrick Downey, each of whom is independent within the meaning of the rules and guidelines of the TSX and the NYSE and the applicable securities regulatory authorities.

Appointment of Auditors

Additionally, KPMG LLP has been appointed as Alamos’ auditors going forward.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, Alamos has a significant portfolio of exploration through advanced development stage projects in Mexico, Turkey, Canada and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development.

For further information please visit the Alamos website at www.alamosgold.com or contact:

Scott Parsons

Vice President, Investor Relations

Alamos Gold Inc.

416-368-9932 x439

sparsons@alamosgold.com

About AuRico Metals

AuRico Metals is a mining royalty and development company whose cornerstone assets include a 1.5% NSR on the Young-Davidson Gold Mine, located in Ontario, Canada, a 2% NSR on the Fosterville Mine, located in Victoria, Australia, and 100% ownership of the advanced Kemess Project in British Columbia, Canada. AuRico Metals’ goal is to deliver sustained value creation for the company’s many stakeholders. AuRico Metals’ head office is located in Toronto, Ontario, Canada.

For further information please contact:

Chris Richter

President and Chief Executive Officer

AuRico Metals Inc.

416-216-2780

chris.richter@auricometals.ca

Page | 2

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. These forward-looking statements are based on forecasts of future operational or financial results, estimates of amounts not yet determinable and reasonable assumptions of management. Although Alamos and AuRico Metals have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Page | 3